March 31, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: Fundrise Real Estate Interval Fund, LLC
     Amendment to Rule 17g-1(g) Fidelity Bond Filing on March 16, 2022

Ladies and Gentlemen:

On behalf of Fundrise Real Estate Interval Fund, LLC (the "Fund"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the "1940 Act"), are the following documents:

1. A copy of the Financial Institution Investment Company Asset Protection Bond (the "Fidelity Bond") for the Fund; and
2. A copy of the resolutions approving the Fidelity Bond unanimously adopted by the Board of Directors of the Fund, including the Directors who are not "interested persons" of the Fund as defined by Section 2(a)(19) of the 1940 Act.

This amendment to the Fund's previous filing on March 16, 2022 is being filed to add coverage for the period December 31, 2021 through December 31, 2022 for the Fidelity Bond.

If you have any questions regarding this submission, please do not hesitate to contact Paul J. Delligatti at (202) 346-4309.

                              Sincerely,

                              /s/ Michelle A. Mirabal
                              Michelle A. Mirabal
                              Secretary



Berkley Crime
a division of Berkley Financial Specialists
| a Berkley Company

EXPERTS FOCUSED ON YOUR PROTECTION. WE DELIVER.





Berkley Crime
a division of Berkley Financial Specialists
| a Berkley Company

March 16, 2022
Blake Barczak
Aon Risk Services Northeast, Inc.
1 Liberty Plaza, 165 Broadway, Suite 3201
New York, NY 10006

Re: Fundrise Real Estate Interval Fund, LLC
          Policy # BFIV-45004649-20

Dear Blake,

Thank you for insuring your account with Berkley Crime. Attached please find a copy of the policy for the above referenced account. In the event of loss, please contact:

Ms. Megan Manogue
Vice President, Chief Claims Officer
849 Fairmount Avenue, Suite 301
Towson, Maryland 21286
Phone (toll free): (866) 539-3995, Option 3
Fax (toll free): (866) 915-7879
E-Mail: claims@berkleycrime.com

Please feel free to contact me with any additional questions.

Sincerely,

Alex Doerflein
Executive Underwriter
ADoerflein@BerkleyCrime.com



Berkley Crime
a division of Berkley Financial Specialists
| a Berkley Company

PRODUCER
Blake Barczak
Aon Risk Services Northeast, Inc.
1 Liberty Plaza, 165 Broadway, Suite 3201
New York, NY 10006
(212) 441-2959

Underwritten By
BERKLEY REGIONAL INSURANCE COMPANY

Administrative Office:
475 Steamboat Road
Greenwich, CT 06830

Issuing Office:
29 South Main Street, Suite 308
West Hartford, CT 06107

INVESTMENT COMPANY EXCESS FOLLOW FORM CERTIFICATE

POLICY NUMBER	BFIV-45004649-20	PRIOR POLICY NUMBER	N/A
NAMED INSURED	Fundrise Real Estate Interval Fund, LLC		

MAILING ADDRESS   11 Dupont Cir Nw
Washington, DC 20036

POLICY PERIOD   12/31/2021 to 12/31/2022
(12:01 A.M. at your Mailing Address shown above)

TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:

a) would have been paid by the underlying Carrier(s) in the UNDERLYING COVERAGE scheduled below but for the fact that such loss exceeds the Limit of Liability of the underlying Carrier(s), and

b) for which the underlying Carrier(s) has made monetary payment and the Insured has collected the full monetary amount of the underlying Carrier's expressed Limit of Liability.

This policy does not provide coverage in excess of any sub-limited coverage in the underlying policy which is below the underlying Carrier's expressed Limit of Liability in the UNDERLYING COVERAGE scheduled below.

LEAD CARRIER FOR LAYER:	Berkley Regional Insurance Company
LIMIT OF LIABILITY:	$5,000,000 excess of $10,000,000 plus deductible
AGGREGATE LIMIT:	

UNDERLYING COVERAGE:

Carrier:	Federal Insurance Company
Limit of Liability:	$10,000,000
Deductible:	$50,000
Policy Number:	82416790
Policy Period:	12/31/2021 to 12/31/2022

Forms and Endorsements Forming Part of this Policy When Issued:

Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
FI 20 02 09 12	Extortion - Threats to Persons or Property
IL P 001 01 04	U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders

IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

Cancellation of Prior Insurance Issued by Us:
By acceptance of this Policy you give us notice canceling prior policy Numbers: N/A the cancellation to be effective at the time this Policy becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

 

_____
Ira S. Lederman
Director, Senior Vice President and Secretary

_____
W. Robert Berkley, Jr.
Director and President

POLICY NUMBER: BFIV-45004649-20
NAMED INSURED: Fundrise Real Estate Interval
Fund, LLC
EFFECTIVE DATE: 12/31/2021
DATE OF ISSUANCE: 03/16/2022

BAP 90 00 11 13
ENDORSEMENT #: 1

EXPIRATION DATE: 12/31/2022

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FORMS INDEX

Forms and Endorsements Forming Part of this Policy When Issued:	
Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
FI 20 02 09 12	Extortion - Threats to Persons or Property
IL P 001 01 04	U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

All other terms, conditions, limitations and exclusions remain unchanged.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXTORTION – THREATS TO PERSONS OR PROPERTY

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR BANKS AND SAVINGS INSTITUTIONS
FINANCIAL INSTITUTION CRIME POLICY FOR CREDIT UNIONS
FINANCIAL INSTITUTION CRIME POLICY FOR FINANCE COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR INSURANCE COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR MORTGAGE BANKERS
FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

SCHEDULE

Excluded Territories: N/A
Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

With regard to this Extortion – Threats To Persons Or Property endorsement, the provisions of the policy apply, unless modified by this endorsement.

A. The following Insuring Agreement is added to Section **A. Insuring Agreements:**

We will pay for loss of "property" (and under the Financial Institution Crime Policy For Mortgage Bankers "real estate documents") surrendered away from your offices or premises located anywhere, except as shown in the Schedule, as a result of a threat communicated to you:

1. To do bodily harm to a director, trustee, partner, member or manager (if a limited liability company), "employee" or to the proprietor (if a sole proprietorship), or to a relative or invitee of any of these persons, who was, or allegedly was, kidnapped;

2. To do damage to your offices or premises or damage to "property" inside your offices or premises;

3. To introduce a denial of service attack into your "computer system";

4. To introduce a virus or other malicious instruction into your "computer system" which is designed to damage, destroy or corrupt "electronic data" or "computer programs" stored within your "computer system";

5. To disseminate, divulge or utilize your proprietary information or weaknesses in the source code within your "computer system"; or

6. To inflict "ransomware" on your "computer system".

B. Exclusion **21.** under the Financial Institution Crime Policy For Banks And Savings Institutions and the Financial Institution Crime Policy For Credit Unions, Exclusion **15.** under the Financial Institution Crime Policy For Finance Companies, Exclusion **17.** under the Financial Institution Crime Policy For Insurance Companies and the Financial Institution Crime Policy For Investment Companies, Exclusion **13.** under the Financial Institution Crime Policy For Mortgage Bankers and Exclusion **19.** under the Financial Institution Crime Policy For Securities Brokers And Dealers are replaced by the following:

Loss through the surrender of property (and under the Financial Institution Crime Policy For Mortgage Bankers "real estate documents"):

1. Away from any of your offices or premises as a result of any kidnap or extortion threat, except loss of "property" in transit in the custody of any person acting as your messenger, provided that when such transit was initiated you had no knowledge of any such kidnap or extortion threat;

2. Inside your offices or premises, unless first brought inside the offices or premises after receipt of the ransom or extortion demand for the purpose of paying such demand; or

3. Outside your offices or premises as a result of a threat to do bodily harm to a person in possession of such property, other than a messenger;

except when covered under Insuring Agreement **1.** or this Insuring Agreement.

C. The following exclusion is added to Section **D. Exclusions:**

This Insuring Agreement does not cover loss of property surrendered as a result of a threat before the person who received such threat has made every reasonable effort to report the extortionist's demand to:

1. An associate;

2. Local law enforcement authorities; and

3. The Federal Bureau of Investigation or foreign equivalent;

before surrendering such property in payment of a ransom demand or extortion threat.

D. The following condition is added to Section **E. Conditions:**

Loss under this Insuring Agreement is covered only if the threat is first communicated to you during the Policy Period shown in the Declarations.

E. The **Valuation – Settlement** Condition is amended as follows:

1. The first paragraph of **b.(1)** is replaced by the following:

   (1) We will settle in kind our liability under this Insuring Agreement on account of loss of any securities or, at your option, will pay you the cost of replacing such securities, determined by the market value of such securities at the close of business on the day such securities were surrendered.

2. Paragraph **e.** is replaced by the following:

   Loss of other "property" for not more than:

   a. Its replacement cost value without deduction for depreciation at the time it was surrendered; or

   b. The Single Loss Limit Of Insurance;

   whichever is less.

F. The following definition is added to Section **F. Definitions:**

"Ransomware" means any software that encrypts "electronic data" within a "computer system" that demands a ransom payment in order to decrypt and restore such "electronic data".

G. If this endorsement is attached to a nonaggregate limit policy, the reference in this endorsement to Single Loss Limit Of Insurance shall be deemed to mean Limit of Insurance.

 © Insurance Services Office, Inc., 2011 FI 20 02 09 12

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

 © ISO Properties, Inc., 2004

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ CAREFULLY

OFFICE OF FOREIGN ASSET CONTROL (OFAC) EXCLUSION ENDORSEMENT

No insurer shall be deemed to provide cover and no insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions laws or regulations of the European Union, United Kingdom or the United States*.*



Berkley Crime
29 South Main Street, 3rd Floor | West Hartford, CT 06107 | 844.44.CRIME
Berkleycrime.com

Fundrise Real Estate Interval Fund, LLC

Secretary's Certificate

March 31, 2022

The undersigned, Michelle A. Mirabal, the duly elected and acting Secretary of Fundrise Real Estate Interval Fund, LLC, a Delaware limited liability company (the "Fund"), does hereby certify that the following resolutions were adopted by the Board of Directors of the Fund at its meeting held on January 26, 2022:

RESOLVED, that Board of Directors (the "Board") of Fundrise Real Estate Interval Fund, LLC (the "Fund") hereby ratifies and approves the procurement of the Fidelity Bond on behalf of the Fund, in the form and amount previously presented or described to the Board, after consideration of all factors deemed relevant by the Board, including, but not limited to: (1) the expected value of the assets of the Fund; (2) the type and terms of the arrangements made for the custody and safekeeping of assets of the Fund; and (3) the nature of the securities and other assets in the Fund's portfolio; and

FURTHER RESOLVED, that the Board hereby ratifies and approves the payment by the Fund of the premium for coverage under the Fidelity Bond, in the amount previously presented or described to the Board, after consideration of all factors deemed relevant by the Board, including, but not limited to: (1) the number of other parties named as insured under the Fidelity Bond; (2) the nature of the business activities of such other parties; (3) the amount and premium of the Fidelity Bond; (4) the ratable allocation of the premium among all parties named as insureds; and (5) the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and

FURTHER RESOLVED, that the Board hereby ratifies and approves the delegation of authority to the officers of the Fund to bind the coverage in the form and amount previously presented or described to the Board; and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized to increase the amount of the Fidelity Bond coverage from time to time to ensure adequate coverage based upon the value of the Fund's assets and to enable the Fund to remain in compliance with the Investment Company Act of 1940 (the "1940 Act") and the rules promulgated thereunder; and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized to make all filings with the Securities and Exchange Commission and give all notices and information with respect to such Fidelity Bond, as may be required from time to time pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed to make any and all payments and to do or cause to be done all such other actions, and to make, execute and deliver any and all of such documents in the name and on behalf of the Fund, as they, or any of them, may deem necessary or appropriate to carry out the intent and accomplish the purpose of the foregoing resolutions, and the Board hereby ratifies and approves any and all such actions previously taken by the officers of the Fund in furtherance of the foregoing resolutions.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the date first above written.

/s/ Michelle A. Mirabal
Michelle A. Mirabal
Secretary